UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Mobile TeleSystems PJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share (the “Shares”)

American Depositary Shares, each representing two Shares (the “ADSs”)

(Title of Class of Securities)

6074091 (Shares)

607409109 (ADSs)

(CUSIP Number)

Joint Stock Financial Corporation Sistema

Mokhovaya Str 13, Building 1

Moscow 125009, Russian Federation

Attention: Mikhail Shamolin

t: +7 (495) 228-1500 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

City Place House, 55 Basinghall Street

London EC2V 5EH, England

t: +44 20 7614 2230 f: +44 20 7600 1698

September 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091 (Shares)/ 607409109 (ADSs)
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joint Stock Financial Corporation Sistema
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 1,008,008,866
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 1,008,008,866
With	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,008,866
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 50.65%
14		Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir P. Evtushenkov
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 1,008,008,866
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 1,008,008,866
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,008,866
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.65%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Finance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of shares	7	Sole Voting Power 151,316,880
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 151,316,880
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,316,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.60%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Telecom Assets LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 220,467,234
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 220,467,234
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,467,234
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.08%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 6 (this “Amendment”) is filed by the persons listed below and amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 21, 2003, Amendment No. 2 to the Schedule 13D filed on April 30, 2003, Amendment No. 3 to the Schedule 13D filed on December 17, 2004, Amendment No. 4 to the Schedule 13D filed on December 23, 2005 and Amendment No. 5 to the Schedule 13D filed on June 28, 2016 (as amended, the “Schedule 13D”) with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”) and American Depositary Shares, each representing two Shares (“ADSs”), of Mobile TeleSystems PJSC (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Marksistskaya Ulitsa, Moscow 109147, Russian Federation. This Amendment is being filed jointly by Sistema, Sistema Finance, STA and Mr. Evtushenkov (together, the "Reporting Persons"). This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
Item 2.	Identity and Background

The seventh paragraph of part (a)-(c) of Item 2 is hereby amended and restated as follows:

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov), Sistema Finance and STA are set forth in Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following sentence to the second paragraph:

On September 23, 2016, Sistema Finance executed a sale, pursuant to Rule 144 under the U.S. Securities Act of 1933, of 12,697,918 ADSs (representing 25,395,836 Shares) of the Issuer. Sistema Finance will complete the sale of the ADSs on September 28, 2016.

Item 5.	Interest in Securities of the Issuer

(a)(b) and (c) of Item 5 are hereby amended and restated as follows:

(a) (b) As of September 23, 2016, Sistema held 636,224,752 Shares directly, which represent 31.97 % of the Shares outstanding (the “Outstanding Shares”).  Sistema has sole voting and dispositive power with respect to the Shares it holds of record.

As of September 23, Sistema Finance held 176,712,716 Shares (in the form of Shares and ADSs) directly, which represent 8.88% of the Outstanding Shares. On September 28, 2016, Sistema Finance will complete the sale of 12,697,918 ADSs (representing 25,395,836 Shares) of the Issuer. As a result of this transaction, Sistema Finance will hold 151,316,880 Shares (in the form of Shares and ADSs) directly, which represent 7.60% of the Outstanding Shares. Sistema Finance has sole voting and dispositive power with respect to the Shares and ADSs it holds of record. As the controlling shareholder of Sistema Finance, Sistema may be deemed to beneficially own any Shares or ADSs Sistema Finance holds of record.

As of September 23, 2016, STA held 220,467,234 Shares directly, which represent 11.08% of the Outstanding Shares.  STA has sole voting and dispositive power with respect to the Shares it holds of record.  As the sole shareholder of STA, Sistema may be deemed to beneficially own any Shares STA holds of record.

As of September 23, 2016, Mr. Evtushenkov did not hold any Shares directly. As the controlling shareholder of Sistema, Mr. Evtushenkov may be deemed to beneficially own any Shares Sistema holds directly or beneficially.

As of September 23, 2016, Mr. Andrey Dubovskov held 350,718 Shares directly, which represent 0.01762% of the Outstanding Shares, and options to purchase 316,354 Shares (which are exercisable in 2017, 2018 and 2019), which represent 0.01590% of the Outstanding Shares. Mr. Dubovskov has sole voting and dispositive power with respect to the Shares he holds of record and, upon exercise of his options, Mr. Dubovskov would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise. Prior to the exercise of his options and receipt of such Shares, however, Mr. Dubovskov does not have the power to vote or direct the vote of the Shares subject to his options.

As of September 23, 2016, Mr. Vsevolod Rozanov held 72,792 Shares directly, which represent 0.00366% of the Outstanding Shares. Mr. Rozanov has sole voting and dispositive power with respect to the Shares he holds of record.

Except as set forth in this Item 5(a)-(b) of this Amendment, to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A held any Shares directly or has the right to vote or dispose of any Shares held by Sistema, Sistema Finance or STA as of September 23, 2016.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares.  The Reporting Persons do not affirm the existence of a group.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, each of the persons named in this Item 5(a)-(b) of this Amendment and the Schedule 13D disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b) of this Amendment and the Schedule 13D.

(c) Except as set in this Amendment and the Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has effected any transaction in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Officers of Sistema, Sistema Finance and STA
Exhibit B Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2016

JOINT STOCK FINANCIAL CORPORATION SISTEMA

By:	/s/ Mikhail Shamolin
Name:	Mikhail Shamolin
Its:	Chief Executive Officer

SISTEMA FINANCE S.A.

By:	/s/ Emile Wirtz
Name:	Emile Wirtz
Its:	Director

SISTEMA TELECOM ASSETS LLC
By:	/s/ Natalia Koroleva
Name:	Natalia Koroleva
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A (99.1)	Directors and Officers of Sistema, Sistema Finance and STA
Exhibit B (99.2)	Joint Filing Agreement